September 25, 2019

Lee Einbinder
Chief Executive Officer
FinServ Acquisition Corp.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re: FinServ Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted September 5, 2019
           CIK No. 0001785424

Dear Mr. Einbinder:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed September 5, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary, page 1

2. We note the disclosure on page 15 that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets
 Lee Einbinder
FinServ Acquisition Corp.
September 25, 2019
Page 2
      held in the trust account. We also note the risk factor on page 29 that NASDAQ may delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure.
       You may contact Lidna Cvrkel at 202-551-3813 or Rufus Decker at 202-551-if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

FirstName LastNameLee Einbinder                             Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameFinServ Acquisition Corp.
                                                            Mining
September 25, 2019 Page 2
cc:       Stuart Neuhauser
FirstName LastName